Exhibit 99.1

InspiraTM Technologies Signs a Strategic Agreement in
Europe to Potentially Provide $26.1 for Deployment of
1,364 HYLATM Blood Sensors

The agreement signed with Innovimed is over a 5-year period, subject to regulatory approvals

Ra’anana, Israel, November 22, 2022 – Inspira™ Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (the “Company” or “Inspira Technologies”), a groundbreaking respiratory support technology company, announced today that it has signed an exclusive distribution agreement for the HYLA™ Blood Sensor with Innovimed Sp. z o.o (“Innovimed”), a company specializing in the commercialization of medical products in Europe, Middle East and Africa.

The Company recently announced that it is preparing for a clinical study of the HYLA™ Blood Sensor to be performed alongside patients undergoing cardio-pulmonary bypass surgery, integrating clinical research into the product development cycle. The HYLA™ Blood Sensor is designed as a non-invasive blood sensor, intended to provide continuous blood parameter measurements in real-time, potentially alerting physicians of sudden changes in a patient’s condition, which may reduce risks, complications, and costs.

The summary distribution agreement will be followed by a more comprehensive definitive agreement. The agreement has an initial term of 5 years, subject to the completion of product development and the receipt of regulatory approvals. The parties will collaborate on the marketing and deployment of the HYLATM Blood Sensor. In order to maintain exclusivity in the territory, Innovimed has committed to purchase a minimum order of 1,364 HYLA™ Blood Sensors and 128,511 disposable units for deployment in hospital units and operating theaters in Poland, Czech Republic and Slovakia.

“Inspira is preparing for the planned future market penetration of Europe, and this is another positive development in the furtherance of our strategy,” stated Joe Hayon, Inspira Technologies’ Co-Founder, President.

Michal Maciazek, Managing Partner at Innovimed, stated: “We believe that the HYLATM Blood Sensor has the potential to contribute to improve patient outcome in our region. We are starting to introduce the Inspira product pipeline to the medical community in our region, to get local key opinion leaders (KOLs) support for the future deployment.”

To date, the Company has several distribution agreements internationally for both the INSPIRATM ART system and the HYLATM Blood Sensor (including the agreement with Innovimed discussed herein).

About INNOVIMED

Innovimed was established to support global MedTech and Pharma companies with market penetration in emerging markets. With its headquarters located in the United Arab Emirates and a second office located in Europe, they offer a broad and efficient operational service and experience. Innovimed has in-depth knowledge of the regions within which they operate, and it applies a strategic approach to the support it provides for the launch of products within such countries’ markets.

For more information, please visit our corporate website: https://innovimed.com

About Inspira Technologies OXY B.H.N. Ltd.

Inspira Technologies is an innovative medical technology company in the respiratory treatment arena. The Company is researching and developing a breakthrough Augmented Respiration Technology (INSPIRATM ART), designed to rebalance patient oxygen saturation levels. This technology potentially allows patients to remain awake during treatment while minimizing the need for highly invasive, risky, and costly mechanical ventilation systems that require intubation and medically induced coma. The Company’s products have not yet been tested or used in humans and has not been approved by any regulatory entity.

For more information, please visit our corporate website: https://inspirao2.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the terms of its strategic agreement with Innovimed, its product development regulatory strategy and plan for clinical studies, the potential benefits and features of the HYLA™ Blood Sensor, its collaborations with strategic partners and plans to enter a comprehensive distribution agreement with Innovimed, Innovimed’s commitment to purchase a minimum number of products over a 5-year period, its market penetration plans in Europe, the potential of the INSPIRATM ART system’s technology to allow patients to remain awake during treatment while minimizing the need for highly invasive, risky, and costly mechanical ventilation systems.. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov

For more details:

US Investor Relations
Miri Segal,
MS-IR LLC
+917-607-8654
msegal@ms-ir.com

US Public Relations
Dave Gentry
RedChip Companies Inc.
1-800-RED-CHIP (733-2447)
Or 407-491-4498
IINN@redchip.com

MRK-ARS-039
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